Filed by: LVB Acquisition, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: LVB Acquisition, Inc.

Commission File No.: 333-198380

December 19, 2014

No Bones About It…

Dear Team Members and Sales Force,

In this issue, we’ll recap our first quarter FY15 results, highlight the presentation of the Titanium Awards, and I’ll share an update on integration planning as we prepare to combine our business with Zimmer.

Strong Growth in Q1

Biomet reported a strong, balanced first quarter, growing in all businesses in the United States and delivering aggregated growth across all geographies. All growth numbers are in constant currency:

	Q1 FY 2015
Product Area	US	Global
Knees	2.2%	3.8%
Hips	2.6%	3.6%
S.E.T.	1.3%	3.0%
Spine, Bone Healing, Microfixation	20.9%	20.8%
Dental	1.3%	-1.1%
Cement, Biologics, and Other	3.3%	4.4%

Geography	Q1 FY 2015
United States	5.4%
Europe	3.2%
International	10.0%
Total Biomet Growth	5.6%

Honoring Titanium Award Recipients

One of the great honors I have in leading Biomet is presenting the annual Titanium Awards at a special dinner honoring the recipients. I always look forward to this celebration, but this year’s dinner was bittersweet—knowing that it would be the last Titanium Awards event. Yet it was so energizing to celebrate the accomplishments of these dedicated and talented Team Members.

This year’s 14 honorees join 78 previous winners, and they all have a special place in Biomet’s legacy. It’s important to recognize their significant contributions to the success of the company and to helping us achieve our vision. I was proud to present these awards, and I am humbled by the contributions of the winners:

2014 Titanium Award—Fiscal Year

Angela Grove Armstrong, Marketing Communications Manager, Meetings, Warsaw

Chad Cagnet, Manufacturing Supervisor, Sports Medicine Clean and Pack, Warsaw

Stacey Jones, Director, Global Marketing Communications, Warsaw

Nick Katrana, Director, Project Management, Sports, Extremities and Trauma (SET), Warsaw

William King, Research Scientist, Engineering, Warsaw

Dr. Kristin Kirchhof, Manager, Research and Development, Biomaterials, Berlin, Germany

Marylaure Besset, Pharmaceutical Quality Assurance Manager, Valence, France

Jess Garner, Research and Development Manufacturing Model Maker, Warsaw

2014 Titanium Award—Career

Patty Beres, Senior Specialist, Regulatory Affairs, Warsaw

John McDaniel, Vice President and General Manager, Upper Extremities, Warsaw

Pat Orr, Manager, Global Transfers, Warsaw

Dan Rogers, Manager, Design Engineering, Palm Beach Gardens, Fla.

Dan Cordill, Director, Manufacturing Engineering, Warsaw

Bernie Berelsman, Director, Product Development, Foot and Ankle, Warsaw

Integration Planning Update

Over the course of planning for the new combined company, Zimmer Biomet, I’ve had an opportunity to continue to get to know CEO David Dvorak, and I’ve been impressed with his commitment to creating a new entity that reflects the best of both companies. David’s recent announcement of the new company’s leadership team demonstrates that commitment. Five of the 12 leaders that David chose are from Biomet: Adam Johnson, Dan Williamson, Stuart Kleopfer, Robin Barney and Dan Florin. I encourage you to support this leadership team and to be optimistic about our future.

The integration planning teams will not change as a result of the leadership announcement of the new company. We expect that leaders not named will be considered for other positions within Zimmer Biomet, once the transaction is closed. In the meantime, they will continue to lead Biomet with the same level of dedication and professionalism they have always shown.

The Integration Planning Teams continue to have my appreciation for the work they are doing to help us plan for the integration of Biomet and Zimmer. As the teams work through this process, their work becomes increasingly complex and detailed. Bringing together two companies is a big undertaking, and we should acknowledge the significant amount of planning work and time required to make this combination successful beginning on the first day of operation (Day 1). So far, the integration planning teams have completed five submissions in the planning process, with each submission building on the last to develop an increasingly detailed and refined plan.

The submissions provide ideas for organizational structure for businesses and functions, opportunities for growth, expected expenditures and savings, and planned activities for the new company’s Day 1 and beyond. These submissions are followed by in-depth discussions between selected teams and the Integration Steering Committee (ISC), which “pressure-tests” the plans by discussing the reasoning and assumptions of each team, and ensures that the plans align with the vision for the new company.

As I am sure you can imagine, it is critical for the integration planning teams to work together in developing their plans. Not only must each plan make sense in itself, but it must also support the plans of other teams. Only in this manner can we build a well-organized and effective new company.

Thank you to all of you who are working long hours on the integration planning, and to all Team Members who demonstrate every day incredible focus and commitment to delivering for our customers and their patients.

As we look back at our achievements of the calendar year, we should all be proud of what we have accomplished, and look forward to the future with optimism about the opportunities ahead.

I wish you and your families a safe, happy and healthy holiday season!

All the best,

Jeff

All trademarks herein are the property of Biomet, Inc., or its subsidiaries, unless otherwise indicated.

Non-GAAP Financial Measures:

Management uses non-GAAP financial measures, such as net sales excluding foreign currency (constant currency). Reconciliations of this non-GAAP financial measure to the most directly comparable GAAP measure are included below.

This non-GAAP financial measure is not in accordance with, or an alternative for, GAAP in the United States. Biomet management believes that this non-GAAP financial measure provides useful information to investors; however, this additional non-GAAP financial information is not meant to be considered in isolation or as a substitute for financial information prepared in accordance with GAAP.

Non-GAAP Reconciliation

A reconciliation of reported results to adjusted results is included below, which is also posted on Biomet’s website: www.biomet.com

Rounding

Amounts may not recalculate due to rounding.

Product Area	Three Months Ended August 31, 2014 Net Sales Growth As Reported	Currency Impact*	Three Months Ended August 31, 2014 Net Sales Growth in Local Currencies*
Knees	4.3%	(0.5)%	3.8%
Hips	3.8%	(0.2)%	3.6%
S.E.T.	3.4%	(0.4)%	3.0%
Spine, Bone Healing and Microfixation	20.9%	(0.1)%	20.8%
Dental	(0.5)%	(0.6)%	(1.1)%
Cement, Biologics and Other	5.5%	(1.1)%	4.4%

Geography	Three Months Ended August 31, 2014 Net Sales Growth As Reported	Currency Impact*	Three Months Ended August 31, 2014 Net Sales Growth in Local Currencies*
U.S.	5.4%	—%	5.4%
Europe	6.5%	(3.3)%	3.2%
International	8.3%	1.7%	10.0%
Total Biomet Growth	6.0%	(0.4)%	5.6%

Additional Information about this Transaction

In connection with the proposed transaction, Zimmer Holdings, Inc. (“Zimmer”) filed with the U.S. Securities and Exchange Commission (the “SEC”), and the SEC declared effective on September 29, 2014, a registration statement on Form S-4 that includes a consent solicitation statement of LVB Acquisition, Inc. (“LVB”) that also constitutes a prospectus of Zimmer. We urge investors and security holders to read the consent solicitation statement/prospectus because it contains important information regarding the proposed merger. You may obtain a free copy of the consent solicitation statement/prospectus and other related documents filed by Zimmer and Biomet’s parent company, LVB, with the SEC at the SEC’s website at www.sec.gov. These documents and other relevant materials, including any documents incorporated by reference therein, when and if filed, may also be obtained free of charge from Zimmer at http://investor.zimmer.com or from Biomet at http://www.biomet.com/corporate/investors/, as applicable. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

This document contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Those statements are often indicated by the use of words such as “will,” “intend,” “anticipate,” “estimate,” “expect,” “plan” and similar expressions. Forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from those contemplated by the forward looking statements due to, among others, the following factors: the ability of the parties to complete the proposed merger; the parties ability to obtain regulatory approvals of the proposed merger on the contemplated terms and schedule; the impact of the announcement of, or failure to complete, the proposed merger on relationships with distributors, employees, customers and suppliers; potential or actual litigation; the success of LVB and its subsidiaries’ (together, the “Company”) principal product lines; the results of the ongoing investigation by the United States Department of Justice; the ability to successfully implement new technologies; the Company’s ability to sustain sales and earnings growth; the Company’s success in achieving timely approval or clearance of its products with domestic and foreign regulatory entities; the impact to the business as a result of compliance with federal, state and foreign governmental regulations and with the Deferred Prosecution Agreement; the impact to the business as a result of the economic downturn in both foreign and domestic markets; the impact of federal health care reform; the impact of anticipated changes in the musculoskeletal industry and the ability of the Company to react to and capitalize on those changes; the ability of the Company to successfully implement its desired organizational changes and cost-saving initiatives; the ability of the Company to successfully integrate acquisitions; the impact to the business as a result of the Company’s significant international operations, including, among others, with respect to foreign currency fluctuations and the success of the Company’s transition of certain manufacturing operations to China; the impact of the Company’s managerial changes; the ability of the Company’s customers to receive adequate levels of reimbursement from third-party payors; the Company’s ability to maintain its existing intellectual property rights and obtain future intellectual property rights; the impact to the business as a result of cost containment efforts of group purchasing organizations; the Company’s ability to retain existing independent sales agents for its products; the impact of product liability litigation losses; and other factors set forth in the Company’s filings with the SEC, including the Company’s most recent annual report on Form 10-K and quarterly reports on Form 10-Q.

Although the Company believes that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate given the inherent uncertainties as to the occurrence or nonoccurrence of future events. There can be no assurance as to the accuracy of forward-looking statements contained in this document. The inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that the Company’s objectives will be achieved. The Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements which speak only as of the date on which they were made.